Exhibit 12.1

FIFTH & PACIFIC COMPANIES, INC. AND SUBSIDIARIES

Computation of Ratios of Earnings to Fixed Charges

(In thousands)

	Fiscal Years Ended					Nine Months Ended
	December 29, 2007	January 3, 2009	January 2, 2010	January 1, 2011	December 31, 2011	October 1, 2011	September 29, 2012

Earnings:
Add:
(Loss) income from continuing operations before provision for income taxes (1)	$(546,570)	$(507,349)	$(234,201)	$(91,287)	$137,326	$(95,731)	$(115,318)
Fixed charges	42,571	45,705	59,150	56,335	59,573	44,427	39,374
Income (loss) from equity investees	—	—	265	969	1,652	1,458	(474)
Total adjustments	(503,999)	(461,644)	(174,786)	(33,983)	198,551	(49,846)	(76,418)

Less:
Noncontrolling interest in pre-tax loss of subsidiaries that have not incurred fixed charges	516	251	(681)	(842)	—	—	—
	516	251	(681)	(842)	—	—	—

Total Earnings	$(504,515)	$(461,895)	$(174,105)	$(33,141)	$198,551	$(49,846)	$(76,418)

Fixed Charges:
Interest expense	$42,571	$45,705	$58,042	$54,883	$57,985	$43,368	$38,042
Amortization of expense related to indebtedness (2)	—	—	1,108	1,452	1,588	1,059	1,332
Total Fixed Charges	$42,571	$45,705	$59,150	$56,335	$59,573	$44,427	$39,374

Ratio of Earnings to Fixed Charges	N/A	N/A	N/A	N/A	3.3	N/A	N/A

Deficiency of Earnings to Fixed Charges	$(547,086)	$(507,600)	$(233,255)	$(89,476)	$ N/A	$(94,273)	$(115,792)

(1) Excludes (loss) income from equity investees.

(2) Represents amortization of financing fees not included in Interest expense.